Exhibit 99.1

Lilium Successfully Arranges $192 M Capital Raise Supported by Leading German Technology Investors

Munich, Germany, July 18, 2023 - Lilium N.V. (Nasdaq: LILM) (“Lilium” or the “Company”), developer of the first all-electric vertical take-off and landing jet, announced today that it has successfully arranged a capital raise for a total amount of $192 million.

Participants in the upsized round included leading German technology investors Earlybird Venture Capital, BIT Capital, UVC Partners and Frank Thelen, multiple institutional investors led by B. Riley Securities and e-mobility investor E-vestment B.V. Several Lilium Board members and senior executives also participated. As previously announced, Aceville Pte. Limited, an affiliate of Tencent Holdings Limited (“Aceville”), will fund an additional $75 million to partially prepay against the total exercise price of the warrants previously issued, with such funding expected shortly.

This capital raise represents a significant step in securing Lilium Jet’s full funding for commercial launch. Together with the $100 million funded in early May, this will bring the total raised this year to $292 million. The capital raised will enable Lilium to continue its development program at full pace, covering much of the estimated capital required to achieve its first manned flight of the type-conforming aircraft, which Lilium remains on track to achieve in the second half of 2024. Thereafter, Lilium expects to receive substantial pre-delivery payments (PDPs) that will fund a significant portion of its future capital requirements, including manufacturing of its type-conforming aircraft.

Lilium CEO Klaus Roewe stated, “Our continued mission is to support the decarbonisation of the aviation industry with our revolutionary Lilium Jet. We’re thrilled to have such strong support to continue that mission from existing and new investors, including in our own backyard here in Germany, with leading tech investors Earlybird and BIT Capital, as well as UVC Partners, closely associated with our founders’ alma mater, the Technical University of Munich, and from repeat Lilium-investor Frank Thelen.”

Dr. Hendrik Brandis, Earlybird Co-founder & Partner, remarked: “We are thrilled to back Lilium and demonstrate our continued support for aviation innovation. Coming from an aerospace engineering background, I am fascinated by brave innovators tackling new frontiers. We believe Lilium offers multiple advantages in terms of safety, flight comfort, low noise levels, total cost of ownership, as well as climate impact via their zero emissions. The commercial case is clear and stands to expand inter-urban transportation. We see Lilium’s future as very positive and are excited to be a key part of it.”

Johannes von Borries, UVC Partners Managing Partner, said: “We have followed and supported Lilium from the beginning. While it seemed like a fantastic dream to build electric jets back then, the company has grown into a world-class aircraft manufacturer. We are extremely proud to be part of the next phase of the journey to electrify air travel.”

Prof. Dr. Schönenberger, CEO of UnternehmerTUM and aerospace engineer, observed: “The European Commission intends to achieve climate neutrality in the EU by 2050, including the intermediate target of an at least 55% net reduction in greenhouse gas emissions by 2030. Reducing aviation emissions will play a critical role in reaching this sustainability goal. We believe that Lilium will significantly contribute to this objective with its scalable mobility solution.”

Menno van Diermen of E-vestment B.V. / Loving Lilium added: “We love supporting Lilium’s journey, and look forward to supporting them on the path to their next significant milestones: building a type conforming aircraft and achieving their first manned flight.”

The $192 million in gross proceeds is being raised through three transactions: a) an underwritten public offering of shares raising gross proceeds of approximately $75 million; b) a concurrent private placement raising gross proceeds of approximately $42 million led by Earlybird and including UVC Partners, BIT Capital, Frank Thelen and E-vestment B.V., as well as multiple Lilium Board members and senior executives; and c) Aceville funding $75 million to partially prepay against the total exercise price of the warrants issued to them in May 2023, with such funding expected shortly.

Lilium will release its Q2 2023 Shareholder Letter before market open on Tuesday, July 25.

Contact Information for Media:
Meredith Bell, Vice President, External Communications
+41 79 432 57 79

press@lilium.com

Contact Information for Investors:
Dr. Folke Rauscher, Investor Relations

investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with planned launch networks announced in Germany, the United States, Brazil, and the UK, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Important information

No announcements or information regarding the underwritten public offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. No steps have been taken, or will be taken, for the offering of the Company’s class A ordinary shares or warrants (the “securities”) in any jurisdiction where such steps would be required. The issue or sale of the securities, and the subscription for or purchase of the securities, are subject to special legal or statutory restrictions in certain jurisdictions. Lilium is not liable if these restrictions are not complied with by any other person.

This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. Lilium has not authorized any offer to the public of the securities in any member state of the European Economic Area (“EEA”) and no prospectus has been or will be prepared in connection therewith. In any EEA member state, this communication is only addressed to and is only directed at qualified investors in that member state within the meaning of the Prospectus Regulation.

In the United Kingdom, this document and any other materials in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons. Persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding the expected consummation of the various capital raising transactions described herein and the use of proceeds therefrom, the funds having been raised so far in 2023 covering much of the estimated capital needed to achieve first manned flight of the type conforming aircraft, the timing of Lilium’s targeted regulatory milestones (e.g., achieving first manned flight of the type conforming aircraft in the second half of 2024) and Lilium’s anticipated receipt of pre-delivery payments and the extent to which such payments will help cover Lilium’s capital requirements. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “expect,” “estimate,” “future,” “intend,” “may,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events and are subject to risks, uncertainties and assumptions, and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include the risk that the offerings described herein are not consummated on a timely basis or at all as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC as well as other information we file with the SEC. We caution investors not to rely on the forward-looking statements contained in this press release. You are encouraged to read our filings with the SEC available at www.sec.gov for a discussion of these and other risks or uncertainties. Forward-looking statements speak only as of the date they are made. Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Lilium’s business is subject to substantial risks and uncertainties including those described in Lilium’s filings with the SEC referenced above. Investors, potential investors and others should give careful consideration to these risks and uncertainties.